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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 3)

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                           TRIKON TECHNOLOGIES, INC.
                                (NAME OF ISSUER)

                           TRIKON TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 7-1/8% CONVERTIBLE SUBORDINATED NOTES DUE 2001
                            SERIES G PREFERRED STOCK
                       WARRANTS TO PURCHASE COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

           72753MAA7 (7-1/8% CONVERTIBLE SUBORDINATED NOTES DUE 2001)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             CHRISTOPHER D. DOBSON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           TRIKON TECHNOLOGIES, INC.
                                  RINGLAND WAY
                             NEWPORT, GWENT NP6 2TA
                                 UNITED KINGDOM
                              011 441 633 414 115
 (NAME, ADDRESS AND TELEPHONE NUMBER OF A PERSON AUTHORIZED TO RECEIVE NOTICES
         ANDCOMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:
                            MICHAEL J. KENNEDY, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                               SPEAR STREET TOWER
                                   ONE MARKET
                            SAN FRANCISCO, CA 94105
                                 (415) 442-0900

                                 APRIL 14, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDER)

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  This Amendment No. 3 (this "Amendment") to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to (i) the offer by Trikon Technologies, Inc., a California corporation (the "Company"), to exchange each $1,000 principal amount of its 7- 1/8% Convertible Subordinated Notes due October 15, 2001 into (a) 262.7339 shares of its Common Stock, (b) 34.7826 shares of its Series H Preferred Stock and (c) 0.3393 shares of its Series I Preferred Stock; (ii) the solicitation by the Company of the conversion of each share of its Series G Preferred Stock into one share of its Common Stock in exchange for a conversion payment of 1.1251 shares of its Common stock and
0.0027 shares of its Series I Preferred Stock; and (iii) the offer by the Company to exchange each warrant to purchase its Common Stock issued in connection with the issuance of its Series G Preferred Stock into one share of its Common Stock (collectively referred to as the "Exchange Offer"), each upon the terms and subject to the conditions set forth in the Offering Circular dated April 14, 1998 (the "Offering Circular"), the related Letters of Transmittal, copies of which were attached to the Statement as Exhibits
(a)(1), (a)(2), (a)(6) and (a)(7), respectively, and Supplement No. 1, dated April 27, 1998 ("Supplement No. 1"), to the Offering Circular, a copy of which was attached to Amendment No. 1 as Exhibit (a)(11).

  Holders of Notes, Series G Preferred Stock or Warrants should carefully review all of the information contained in the Offering Circular and Supplement No. 1 prior to making a decision with respect to the Exchange Offer.

  The Company hereby amends Items 1(b) and 8(e) of the Statement by incorporating therein by reference the information in the Press Release, dated May 14, 1998, which is attached hereto as Exhibit (a)(15), in addition to all information set forth thereunder.

  The Company hereby amends Item 9 of the Statement by amending and restating it as follows:

  Item 9. Material to be Filed as Exhibits.

(a)(1) Offering Circular dated April 14, 1998.*

(a)(2) Form of Note Consent and Letter of Transmittal.*

(a)(3) Form of Letter from the Company to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.*

(a)(5) Form of Notice of Guaranteed Delivery.*

(a)(6) Form of Series G Conversion Notice and Letter of Transmittal.*

(a)(7) Form of Warrant Letter of Transmittal.*

(a)(8) Form of Letter to Holders of Series G Preferred Stock and Warrants.*

(a)(9) Press Release, dated April 2, 1998.*

(a)(10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(11) Supplement No. 1 dated April 27, 1998 to the Offering Circular dated April 14, 1998.*

(a)(12) Management Agreement, dated April 24, 1998 between the Company and B III Capital Partners, L.P.*

(a)(13) Press Release, dated May 12, 1998.*

(a)(14) Notice to Shareholders of Proposed Issuance of Securities, dated May 11, 1998.*

(a)(15) Press Release, dated May 14, 1998.+
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*Previously filed.
+Filed herewith.


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                                   SIGNATURE

  After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 14, 1998

                                              TRIKON TECHNOLOGIES, INC.

                                              By: /s/ Christopher D. Dobson
                                                  -----------------------------
                                              Name:Christopher D. Dobson
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER
    EXHIBIT DESCRIPTION

(a)(1) Offering Circular dated April 14, 1998.*

(a)(2) Form of Note Consent and Letter of Transmittal.*

(a)(3) Form of Letter from the Company to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.*

(a)(5) Form of Notice of Guaranteed Delivery.*

(a)(6) Form of Series G Conversion Notice and Letter of Transmittal.*

(a)(7) Form of Warrant Letter of Transmittal.*

(a)(8) Form of Letter to Holders of Series G Preferred Stock and Warrants.*

(a)(9) Press Release, dated April 2, 1998.*

(a)(10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(11) Supplement No. 1 dated April 27, 1998 to the Offering Circular dated April 14, 1998.*

(a)(12) Management Agreement, dated April 24, 1998 between the Company and B III Capital Partners, L.P.*

(a)(13) Press Release, dated May 12, 1998.*

(a)(14) Notice to Shareholders of Proposed Issuance of Securities, dated May 11, 1998.*

(a)(15) Press Release, dated May 14, 1998.+
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*Previously filed.
+Filed herewith.

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